Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-126811 May 9, 2007

iPath Exchange Traded Notes

iPATHSM S&P GSCITM CRUDE OIL TOTAL RETURN INDEX ETN

iPath Exchange Traded Notes (ETNs) are unsecured debt securities issued by Barclays Bank PLC that are linked to the total return of a market index. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity or early redemption,1 based on the performance of the index less investor fees. The iPathSM S&P GSCITM Crude Oil Total Return Index ETN offers investors cost-effective and tax-efficient investment in crude oil as measured by the S&P GSCITM Crude Oil Total Return Index (the “Index”).

NOTE DETAILS

Ticker	OIL
Intraday intrinsic value ticker	OIL.IV
Bloomberg index ticker	GSCLTR
CUSIP	06738C786
Primary exchange	NYSE
Yearly fee	0.75	%*
Inception date	08/15/06
Maturity date	08/14/36
Index	S&P GSCITM Crude Oil Total Return Index

*	The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

ISSUER DETAILS

Barclays Bank PLC long-term unsecured obligations†

S&P Rating	AA
Moody’s Rating	Aa1

†

The iPath ETNs are not rated, but rely on the ratings of their issuer, Barclays Bank PLC. Credit ratings are subject to revision or withdrawal at any time by the assigning rating organization, which may have an adverse effect on the market price or marketability of the iPath ETNs.

S&P GSCITM CRUDE OIL TOTAL RETURN INDEX

††	Sources: Bloomberg and S&P as of 3/31/07 (based on monthly returns).
Subject to change.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

INDEX CORRELATIONS

S&P GSCITM Crude Oil Total Return Index	1.00
S&P GSCITM Total Return Index	0.86
Dow Jones-AIG Commodity Index Total ReturnSM	0.72
S&P 500® Index	-0.02
Lehman U.S. Aggregate Index	0.01
MSCI EAFE Index	0.07
Dow Jones Oil & Gas Index	0.40	§
S&P GSSITM Natural Resources Index	0.41	§
S&P Global Energy Index	0.41	§

§	Shows correlations to S&P GSCITM Crude Oil Total Return Index from 3/02-3/07 based on monthly returns.

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI, Dow Jones, Bloomberg. (3/92 - 3/07, except as otherwise specified) based on monthly returns.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

1.

Investors may redeem at least 50,000 units of the iPathSM S&P GSCITM Crude Oil Total Return Index ETN on a weekly basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

iPATHSM S&P GSCITM CRUDE OIL TOTAL RETURN INDEX ETN

INDEX TOTAL RETURNS & STANDARD DEVIATION

(as of 3/31/07)

	1-YEAR RETURN %	3-YEAR RETURN % ANNUALIZED	5-YEAR RETURN % ANNUALIZED	STANDARD DEVIATION % ANNUALIZED*
S&P GSCITM Crude Oil Total Return Index	–18.10	8.77	19.16	28.42
S&P GSCITM Total Return Index	–9.41	6.14	12.82	21.91
Dow Jones-AIG Commodity Index Total ReturnSM	9.39	8.16	14.46	13.43
S&P 500® Index	11.83	10.06	6.27	12.29
Lehman U.S. Aggregate Index	6.59	3.31	5.35	3.73
MSCI EAFE Index	20.20	19.83	15.78	13.06
Dow Jones Oil & Gas Index	16.32	28.68	17.59	19.33
S&P GSSITM Natural Resources Index	11.39	25.94	17.24	19.01
S&P Global Energy Index	11.97	25.33	17.14	17.89

Sources: S&P, Dow Jones and AIG Financial Products Corp., Lehman Brothers, MSCI, Dow Jones, Bloomberg.

*	Based on monthly returns, calculated for time period of 3/31/02-3/31/07.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index. Past performance does not guarantee future results. For current index and iPath ETN performance, go to www.iPathETN.com.

The S&P GSCITM Crude Oil Index is a subindex of the S&P GSCITM Index and reflects the excess returns that are potentially available through an unleveraged investment in the contracts comprising the relevant components of the Index (which currently includes only the WTI crude oil futures contract traded on the New York Mercantile Exchange) plus the Treasury bill rate of interest that could be earned on funds committed to the trading of the underlying contracts. The 2007 reference price dollar weighting of the WTI crude oil contract in the S&P GSCITM Index was 32.68%.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN.com.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

S&P GSCITM, S&P GSCITM Index, S&P GSCITM Total Return Index, S&P GSCITM Crude Oil Total Return Index and S&P GSCITM Commodity Index are trademarks or servicemarks of Standard & Poor’s and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Standard & Poor’s or any of its affiliates. The Securities are not sold by Goldman, Sachs & Co. or any of its affiliates, other than in its capacity as a dealer of the Securities. Neither Standard & Poor’s nor Goldman, Sachs & Co. nor any its affiliates makes any representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the S&P GSCITM or any of its subindexes to track general commodity market performance.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4438-iP-0407 512-23SP-5/07

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY-M-500-03007